Via Facsimile and U.S. Mail
Mail Stop 6010

October 31, 2008

Mr. Peter H. Heckman
Chief Financial Officer
Horace Mann Educators Corporation
1 Horace Mann Plaza
Springfield, Illinois 62715-0001

Re: **Horace Mann Educators Corporation**
        Form 10-K for the Year Ended December 31, 2007
        Filed February 28, 2008
        Form 10-Q for the Quarterly Period Ended June 30, 2008
        File No. 001-10890
        Filed August 8, 2008

Dear Mr. Heckman:

        We have reviewed your filings and have the following comments. In our comments, we ask you to provide us with information to better understand your disclosure. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-Q for the Quarterly Period Ended June 30, 2008

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations</u>
<u>Critical Accounting Policies</u>
<u>Valuation of Investments, page 25</u>

1.   You state that approximately 90% of your fixed maturity securities were priced
        through pricing services or were index priced and that the remainder of the
        securities were priced by broker-dealers. Please revise your disclosure here or in
        MD&A to explain the extent to which, and how, the information is obtained from
        pricing services/brokers and used in developing the fair value measurements in
        the consolidated financial statements. The nature and form of this information
        may vary depending on the facts and circumstances, but may include the
        following:
        • The number of quotes or prices you generally obtained per instrument, and if
          you obtained multiple quotes or prices, how you determined the ultimate value
          you used in your financial statements;
        • Whether, and if so, how and why, you adjusted quotes or prices you obtained
          from brokers and pricing services;
        • The extent to which the brokers or pricing services are gathering observable
          market information as opposed to using unobservable inputs and/or
          proprietary models in making valuation judgments and determinations;
        • Whether the broker quotes are binding or non-binding; and
        • The procedures you performed to validate the prices you obtained to ensure
          the fair value determination is consistent with SFAS 157, Fair Value
          Measurements, and to ensure that you properly classified your assets and
          liabilities in the fair value hierarchy.

2.   In addition, please revise your disclosures to address the following:
        • Disclose the significant assumptions and other inputs used in the valuation
          models and describe how these were derived;
        • Disclose whether the valuation models used have changed from prior periods
          and to the extent possible, disclose the quantitative effect of such changes;
        • Quantify the effect on operations and financial position of reasonably likely
          changes in the assumptions used.
        • Discuss the extent to which, and how, you used market indexes in applying
          the techniques or models used and describe any material adjustments made
          during the reporting period to the fair value of your investments based on
          market indexes. Discuss the reasons for making those adjustments.
        Please refer to the Sample Letter sent to certain public companies in March 2008
        regarding the application of SFAS 157 (Fair Value Measurements.) You can find
        it at the following website:
        http://www.sec.gov/divisions/corpfin/guidance/fairvalueltr0308.htm.

*　*　*　*

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provide the requested information. Detailed letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.

You may contact Ibolya Ignat, Staff Accountant at (202) 551-3656, or Mark Brunhofer, Senior Staff Accountant, at (202) 551-3638 if you have questions regarding these comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant